

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Steven Weinstein
Chief Executive Officer
Seismic Capital Company
11271 Ventura Blvd #479
Los Angeles, CA 91604

> **Re: Seismic Capital Company**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 31, 2020**
> **File No. 024-11376**

Dear Mr. Weinstein:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

Offering Statement on Form 1-A

General

1. We note your response to comment 3. Please provide more detailed disclosure regarding the businesses of the three companies in which you intend to invest. See Item 7 of Form 1-A. Disclose whether these companies have generated revenues. Also disclose whether you plan to acquire a controlling interest in these companies and your planned dollar investment in Spare CS, Inc. and Parq, Inc.

<u>Exhibits</u>

2.   We note your response to comment 4. Please revise exhibit 2.1 to clarify the application of your exclusive forum provisions to claims arising under the federal securities laws.

      You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jamie Ostrow, Esq.